UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Timios National Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88738N103

(CUSIP Number)

C. Thomas McMillen

Timios National Corporation

4601 Fairfax Drive, Suite 1200

Arlington, VA 22203

Tel: (703) 528-7073

With a copy to:

Jeffrey P. Schultz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center

666 Third Avenue

New York, New York

(212) 935-3000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) C. Thomas McMillen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,476,280(1)

	8	Shared Voting Power 2,646,185(2)

	9	Sole Dispositive Power 1,476,280(3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 1,476,280(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐ Excludes 1,169,905 shares subject to shared voting power that relate only to the election of directors. See footnote 2 below.

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 13.8%(3)

14	Type of Reporting Person* IN

(1) Includes an aggregate of 1,319,466 shares of  Timios National Corporation (the “Issuer”) common stock, par value $0.001 per share (the “Common Stock”), and 47,690 shares of Issuer Series J Preferred Stock, par value $0.01 per share (the “Preferred Stock”), convertible into 156,814 shares of Common Stock of the Issuer.  The holders of Preferred Stock vote with the holders of Common Stock on an as-converted basis and as a single class on all matters presented to the holders of Common Stock.

(2) The Reporting Person has entered into a Voting Agreement, dated August 28, 2012, pursuant to which the Reporting Person and Trevor Stoffer have agreed to vote all of their securities in favor of electing the Reporting Person and Mr. Stoffer as members of the Company’s Board of Directors.  The Voting Agreement applies only to the election of directors, and no other matters.

(3) The calculation is based on 10,679,466 shares of Common Stock of the Company on an as converted basis of the Issuer as of August 28, 2012 as reported in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on  August 29, 2012.

Item 1.           Security and Issuer

This Schedule 13D/A (this “Schedule 13D”) relates to the Common stock, par value $0.001 per share, of Timios National Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4601 Fairfax Drive, Suite 1200, Arlington, VA 22203.

Item 2.           Identity and Background

(a)                             This Schedule 13D is being filed by C. Thomas McMillen (the “Reporting Person”).

(b)                            The business address of the Reporting Person is c/o Timios National Corporation, 4601 Fairfax Drive, Suite 1200, Arlington, VA 22203.

(c)                             The principal business of Reporting Person is serving as the Chief Executive Officer and the President of the Issuer. The Reporting Person is also a Director of the Issuer.

(d)                            During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                             During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                               The Reporting Person is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

As described below, the shares to which this Schedule 13D relates were received by the Reporting Person as part of the Issuer’s Restructuring, as defined below, and thus no funds were used for such purpose.

Item 4.           Purpose of Transaction

On August 28, 2012, Timios National Corporation (formerly known as “Homeland Security Capital Corporation;” the “Company”) entered into an Exchange Agreement (the “Exchange Agreement”) with the Reporting Person and certain other parties signatory thereto, pursuant to which, among other things, those parties exchanged certain debt and securities of the Company owned by them and all rights, title and interest therein or associated therewith in exchange for the Company’s Preferred Stock, in accordance with the terms of an Exchange Agreement (collectively, the “Exchange”).  As part of the Exchange, among other things, the Reporting Person exchanged 113 shares of Series H Preferred, and all rights, title and interest therein, including, without limitation, any and all accrued dividends, in exchange for shares of Preferred Stock. Immediately preceding the Exchange, the Issuer and its majority-owned subsidiary, Fiducia Holdings Corporation (“Fiducia Holdings”), entered into a merger agreement (the “Merger Agreement”), pursuant to which Fiducia Holdings was merged with and into the Issuer, and 37 shares of common stock, par value $0.001 per share, of Fiducia Holdings owned by the Reporting Person was exchanged for shares of Preferred Stock and Common Stock.  The foregoing transactions are collectively referred to herein as the “Restructuring.”

In addition, as part of the Restructuring, the Issuer, the Reporting Person and Trevor Stoffer entered into a Voting Agreement, dated August 28, 2012 (the “Voting Agreement”), pursuant to which the Reporting Person and Mr. Stoffer have agreed to vote all of their securities in favor of electing the Reporting Person and Mr. Stoffer as members of the Company’s Board of Directors.

Item 5.           Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 13.8% of the shares of Common Stock of the Issuer, based on 10,679,466 shares of Common Stock on an as converted basis of the Issuer, as of August 29, 2012 as reported in the Issuer’s Form 8-K, filed with the SEC on August 29, 2012.

(b) The Reporting Person has sole voting and dispositive power with respect to 1,476,280 shares of Common Stock, including the shares of Common Stock underlying the 47,690 shares of Preferred Stock.  The Reporting Person has shared voting power with respect to 2,646,185 shares of Common Stock, but only with respect to the election of the Reporting Person and Mr. Stoffer as directors of the Company, pursuant to the terms of the Voting Agreement.

(c) Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) The Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Exchange and Merger Agreements described in Item 4 above, on August 28, 2012, the Reporting person entered into the Voting Agreement by and among the Issuer, the Reporting Person and Trevor Stoffer as condition precedent to the Exchange Agreement previously described. Pursuant to the Voting Agreement, the Reporting Person has agreed to vote all of his shares in favor of electing the Reporting Person and Trevor Stoffer as members of the Issuer’s Board of Directors in accordance with the terms of the Voting Agreement.

Item 7.           Material to be Filed as Exhibits

10.1                         Exchange Agreement, dated August 28, 2012, by and among the Issuer and the parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on August 29, 2012).

10.2                         Merger Agreement, dated August 28, 2012, by and among the Issuer, the Reporting Person and Trevor Stoffer.

10.3                         Form of Voting Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on August 29, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2012

/s/ C. Thomas McMillen
C. Thomas McMillen